P.E.
7/1/02

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period July 2002 File No. 0-31192

ALPHA GOLD CORP.
(Name of Registrant)

410 Donald Street, Coquitlam, British Columbia CANADA V3K 3Z8
(Address of principal executive offices)

1. Notice of Annual General Meeting of Shareholders dated July 17, 2002
2. Information Circular dated July 3, 2002
3. Proxy
4. Supplemental Mailing List Return Card

02046952

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. FORM 20-F XXX FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _____ No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

ALPHA GOLD CORP.
(Registrant)

July 18, 2002
Date

By: ______________________
George Whatley, President

ALPHA GOLD CORP.
410 Donald Street
Coquitlam, British Columbia V3K 3Z8
Phone: 604-939-4083 Fax: 604-939-4981

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO OUR SHAREHOLDERS

Our annual general meeting (the "Meeting") of Shareholders of **Alpha Gold Corp.** (the "Company") will be held at 1500 - 1055 West Georgia Street, Vancouver, British Columbia, on August 19, 2002 at 10:00 a.m., local time, for the following purposes:

1. to receive the report of our directors;
2. to receive our audited financial statements for the financial year ended February 28, 2002 and the accompanying report of the auditor;
3. to fix the number of persons to be elected to our board of directors;
4. to elect directors of the Company for the ensuing year;
5. to appoint our auditor for the ensuing year and to authorize the directors to fix the auditor's remuneration; and
6. to consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof.

Our Information Circular, which includes a detailed description of the matters to be dealt with at the Meeting, along with a copy of the audited financial statements for the year ended February 28, 2002 and the auditor's report thereon accompany this Notice.

If you are unable to attend the Meeting in person and you wish to ensure that your shares will be voted at the Meeting, you must complete, date and execute the enclosed form of proxy and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

If you plan to attend the Meeting you must follow the instructions set out in the form of proxy and in the Information Circular to ensure that your shares will be voted at the meeting.

DATED at Coquitlam, British Columbia, July 17, 2002.

BY ORDER OF THE BOARD

"George Whatley"

George Whatley
President

ALPHA GOLD CORP.
410 Donald Street
Coquitlam, British Columbia V3K 3Z8
Phone: 604-939-4083 Fax: 604-939-4981

INFORMATION CIRCULAR

as at July 3, 2002

The board of directors of Alpha Gold Corp. is delivering this information circular to you in connection with the solicitation of your proxy for use at the annual general meeting of shareholders (the "Meeting") to be held on August 19, 2002. In this information circular, unless the context otherwise requires, all references to the Company, "Alpha", "we", "us" and "our" refer to Alpha Gold Corp.

As required under section 111 of the *Company Act* (British Columbia), advance notice of the Meeting was published in the Vancouver Sun newspaper on June 20, 2002 and filed with the TSX Venture Exchange. Notice of the Meeting was also provided to the Securities Commissions in each jurisdiction where we are a reporting issuer under applicable securities laws.

GENERAL PROXY INFORMATION

Who Can Vote

Persons who on July 15, 2002 are recorded on our share register as holders of our Common shares can vote at the Meeting. Each Common share has the right to one vote. As of July 3, 2002, we had outstanding 16,371,760 Common shares.

To the knowledge of our directors and officers, as of July 3, 2002, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of Alpha, other than 9,890,745 shares registered in the name of the Canadian Depository for Securities Limited ("CDS"), 85 Richmond Street West, Toronto, Ontario, M5H 2C9. The shares registered in the name of CDS are held in the names of brokerage clearing houses and management of Alpha is unaware of the beneficial ownership of the shares although certain of these figures may include shares of management held in brokerage houses.

How You Can Vote

If you are a registered shareholder (your Common shares are held in your name) you may vote your Common shares either by attending the Meeting in person or, if you do not plan to attend the Meeting, by completing the proxy and following the delivery instructions contained in the form of proxy and this information circular.

If you are an unregistered shareholder (your Common shares are held in "street name" because they are registered in the name of a stockbroker or financial intermediary), you must follow special procedures if you wish to vote at the Meeting. To vote in person at the Meeting, as an unregistered shareholder you must insert your name in the space provided in the proxy for the appointment of a person, other than the persons named in the proxy, as proxyholder. If you do not plan to attend the Meeting, you can vote as an unregistered shareholder by proxy by following the instructions included in the proxy provided to you by your stockbroker or financial intermediary. In either case, the proxy must be delivered in the manner described in this information circular or as instructed by your stockbroker or financial intermediary. If you are unsure as to how to follow these procedures, please contact your stockbroker. If you are an unregistered shareholder and attend the Meeting without following these special procedures, you will not be entitled to vote at the Meeting.

Solicitation of Proxies

We are soliciting proxies primarily by mail, but our directors, officers and employees may solicit proxies personally, by telephone, by facsimile transmission or by other means of electronic communication. We are paying all proxy solicitation costs.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are our President and our Secretary. You may also appoint some other person (who need not be a shareholder of Alpha) to represent you at the Meeting either by inserting such other person's name in the blank space provided in the form of proxy or by completing another suitable form of proxy. A proxy will not be valid unless the completed form of proxy is delivered to the office of the Pacific Corporate Trust Company by fax (604) 689-8144, by mail or by hand at its office at 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8.

You can revoke your proxy by

- providing a written notice of revocation to the Pacific Corporate Trust Company before the end of business on August 16, 2002,
- providing a written notice of revocation to Alpha at its registered office which is located at the offices of Lang Michener, 1500 – 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7, before the end of business on August 16, 2002,
- advising the Chairman of the Meeting that you are voting in person at the Meeting, or
- any other manner provided by law.

Your revocation of a proxy will not affect a matter on which a vote has already been taken.

Exercise of Discretion

The nominees named in the accompanying form of proxy will vote or withhold from voting the shares represented by the proxy in accordance with your instructions. The proxy grants the nominees the discretion to vote on

- each matter or group of matters identified in the proxy where you do not specify how you want to vote, except for the election of directors and the appointment of auditors,
- any amendment to or variation of any matter identified in the proxy, and
- any other matter that properly comes before the Meeting.

If on a particular matter to be voted on, you do not specify in your proxy the manner in which you want to vote, your shares will be voted for the approval of such matter.

As of the date of this information circular, we know of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each nominee named in the proxy intends to vote in accordance with the nominee's best judgment.

ELECTION OF DIRECTORS

Our board of directors currently has five members. The directors have proposed that the number of directors remain at five. You will be asked to approve an ordinary resolution that the number of directors to be elected be fixed at five.

The term of office of each of the current directors will end at the conclusion of the Meeting. Each director elected will hold office until the end of our next annual general meeting, or if no director is then elected, until a successor is elected or until the director resigns.

Each of the proposed nominees for election by you has been appointed by management of Alpha. Each nominee is currently a director of Alpha. The following table sets out certain information regarding the nominees for election as directors. Information included in this table has been provided by the nominees.

George Whatley	
Director Since:	November 8, 1995
Principal Occupation:	Self-employed Exploration Consultant. Mr. Whatley has served as Alpha's President, Chief Executive Officer and Chief Financial Officer since August 16, 1999.
Number of Shares Held or Controlled:	1,159,850 Common shares.
Residence:	Canada
Richard George Whatley	
Director Since:	December 14, 1989
Principal Occupation:	Self-employed Consulting Engineer
Number of Shares Held or Controlled:	235,000 Common shares
Residence:	Canada
Paul R. Mattinen	
Director Since:	August 20, 1997
Principal Occupation:	Independent Consulting Geologist providing geotechnical services to the mining industry, primarily in Nevada and California.
Number of Shares Held or Controlled:	20,000 Common shares
Residence:	USA

Kenneth E. Arthurs	
Director Since:	August 18, 1998
Principal Occupation:	Businessman. President and Chief Executive Officer, Ken's Office Supply Ltd., Ken's Medical Equipment & Supplies, Lenella Holdings Ltd and Triangle Leasing Ltd.
Number of Shares Held or Controlled:	97,000 Common shares.
Residence:	Canada

Carl Pines	
Director Since:	October 29, 1999
Principal Occupation:	Partner of Pines, McIntyre & Shrieves, Barristers & Solicitors
Number of Shares Held or Controlled:	300,000 Common shares
Residence:	Canada

Board of Directors and Committees

The board of directors is responsible for the governance of Alpha. It establishes our overall policies and standards. The board of directors meets on a regularly scheduled basis. In addition to these meetings, the directors are kept informed of our operations through reports and analyses by, and discussions with, management.

The board of directors has established an audit committee. The board does not have an executive committee. The board expects to form a compensation committee during the current fiscal year.

The audit committee has the following members and functions:

Members: George Whatley
Paul R. Mattinen
Kenneth E. Arthurs

Function: Meets with the financial officers of Alpha and its independent auditors to review matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans.

Recommends to the board of directors the auditors to be appointed.

Reviews and recommends to the board for approval the annual financial statements, quarterly financial statements and the annual report and certain other documents required by regulatory authorities.

APPOINTMENT OF AUDITOR

Bailey & Associates, Chartered Accountants, of Suite 888 – 609 West Hastings Street, Vancouver, British Columbia, V6B 4W4 will be nominated at the Meeting for reappointment as our auditors at a remuneration to be fixed by the directors. Bailey & Associates were appointed our auditors in August, 1998.

COMPENSATION OF EXECUTIVE OFFICERS

During the Alpha's financial year ended February 28, 2002 the aggregate direct remuneration paid or payable to Alpha's directors and senior officers by Alpha and its subsidiaries, all of whose financial statements are consolidated with those of Alpha, was nil. The direct remuneration paid or payable to Alpha's directors and senior officers by subsidiaries of Alpha whose financial statements are not consolidated with those of Alpha was nil.

George Whatley, the President, Chief Executive Officer and Chief Financial Officer of Alpha and Richard George Whatley, a director of Alpha and former President, Chief Executive Officer and Chief Financial Officer of Alpha, are each a "Named Executive Officer" of Alpha for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during Alpha's three most recently completed financial years is as set out below:

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary (S)	Bonus (S)	Other Annual Compen-sation (S)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units (S)	LTIP Payouts (S)	All Other Compen-sation (S)
George Whatley President, Chief Financial Officer, Chief Executive Office and Director	2002	Nil	Nil	67,500[1]	Nil	Nil	Nil	Nil
	2001	Nil	Nil	71,500[2]	Nil	Nil	Nil	Nil
	2000	Nil	Nil	42,000[3]	375,000	Nil	Nil	Nil
Richard George Whatley Secretary and Director	2002	Nil	Nil	26,000[4]	Nilw	Nil	Nil	Nil
	2001	Nil	Nil	17,000[4]	Nil	Nil	Nil	Nil
	2000	Nil	Nil	10,500[4]	175,000	Nil	Nil	Nil

(1) George Whatley received $36,000 as a fee for administration of Alpha's affairs and $31,500 as a fee to manage and supervise the drilling program.

(2) George Whatley received $40,000 as a fee for administration of Alpha's affairs and $31,500 as a fee to manage and supervise the drilling program.

(3) George Whatley received $24,000 as a fee for administration of Alpha's affairs and $18,000 as a fee to set up, manage and supervise the drilling program.

(4) Richard George Whatley received these funds for engineering and survey services.

Shares Options

No options to purchase shares were granted to the Named Executive Officers during the financial year ended February 28, 2002. On April 25, 2002, 400,000 options were granted to George Whatley and 200,000 options were granted Richard George Whatley at an exercise price of $0.40 per share. These options expire on April 25, 2004.

No options to purchase shares were exercised by the Named Executive Officers during the financial year ended February 28, 2002. The value of the unexercised in the money options held by the Named Executive Officers at year end was nil.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts between Alpha and the Named Executive Officers.

There are no compensatory plans or arrangements with respect to a Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of the Named Executive Officer's responsibilities following a change in control.

Compensation of Directors

There were no arrangements, standard or otherwise, pursuant to which directors were compensated by Alpha or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts during the most recently completed financial year or subsequently, up to and including the date hereof.

On April 25, 2002, an aggregate of 750,000 options to purchase shares at an exercise price of $0.40 per share were granted to the following directors:

Name of Director	Number of Options
George Whatley	400,000
Richard George Whatley	200,000
Carl Pines	50,000
Kenneth E. Arthurs	50,000
Paul R. Mattinen	50,000

These options expire on April 25, 2004.

Indebtedness of Directors, Executive Officers and Senior Officers

None of the directors, executive offices or senior officers of Alpha or any subsidiary thereof, or any associate or affiliate of any of them, is or has been indebted to Alpha.

Interest of Insiders in Material Transactions

Other than as set forth elsewhere in this Information Circular and other than transactions carried out in the ordinary course of business of Alpha or any of its subsidiaries, none of the directors or senior officers of Alpha, or any member beneficially owning shares carrying more than 10% of the voting rights attached to the common shares, or any proposed management nominee for election as a director of Alpha, or any associate or affiliate of any of the foregoing persons has since March 1, 2001, (being the commencement of Alpha's last completed fiscal year) any material interest, directly or indirectly, in any transactions which materially affected or would materially affect Alpha or any of its subsidiaries.

On June 12, 2002, Alpha received conditional acceptance from the TSX Venture Exchange for a private placement of 3,185,620 Units (of which 950,000 are flow-through) at a price of $0.40 per Unit. Each Unit is comprised of one common share (or flow-through common share) and one warrant to purchase an additional non-flow-through common share for a two-year period at a price of $0.50 per share. Whatley Holdings Inc. (a company controlled by George Whatley) has purchased 250,000 Units.

Interest of Certain Persons in Matters to be Acted Upon

No person who has been a director or senior officer of Alpha at any time since the beginning of the last fiscal year, nor any individual proposed to be a director or officer of Alpha, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors or the appointment of auditors and as set forth in this Information Circular.

Management Contracts

Management services for Alpha are not, to any substantial degree, performed by persons who are not senior officers and directors of Alpha.

OTHER MATTERS

Management is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

ADDITIONAL INFORMATION

Additional information relating to Alpha is included in our Annual Information Form. Copies of the Annual Information Form, as well as additional copies of this information circular, may be obtained upon request from Alpha in person at 410 Donald Street, Coquitlam, British Columbia, V3K 3Z8 or by telephone (604) 939-7943 or fax (604) 939-4981.

BY ORDER OF THE BOARD

"George Whatley"

George Whatley
President

ALPHA GOLD CORP.
410 Donald Street
Coquitlam, British Columbia V3K 3Z8
Phone: 604-939-7943 Fax: 604-939-4981

P R O X Y

This proxy is solicited by the management of ALPHA GOLD CORP. (the "Company") for the Annual General Meeting of its shareholders (the "Meeting") *to be held on August 19, 2002.*

The undersigned hereby appoints George Whatley, President, Chief Financial Officer and Chief Executive Officer of the Company, or failing him, Richard George Whatley, the Secretary of the Company, or instead of either of the foregoing, (insert name) ______________________, as nominee of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the Meeting to be held at 1500 -1055 West Georgia Street, Vancouver, British Columbia, on August 19, 2002, at 10:00 a.m., local time, and at any adjournments thereof, and directs the nominee to vote or abstain from voting the shares of the undersigned in the manner indicated below:

1. Fixing the Number of Directors

Vote For ☐ Against ☐ the resolution fixing the size of the board of directors at five.

2. Election of Directors

The nominees proposed by management of the Company are:

George Whatley	Vote For ☐	Withhold Vote ☐
Paul R. Mattinen	Vote For ☐	Withhold Vote ☐
Richard George Whatley	Vote For ☐	Withhold Vote ☐
Kenneth E. Arthurs	Vote For ☐	Withhold Vote ☐
Carl Pines	Vote For ☐	Withhold Vote ☐

[ ]

[ ]
(Please advise the Company of any change of address)

3. Auditor

Vote For ☐ Withhold Vote ☐ on the resolution to appoint Bailey & Associates, Chartered Accountants, as auditor of the Company at a remuneration to be fixed by the board of directors.

THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY OR PROXIES.

DATED: ________________________________, 2002.

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Signature of Shareholder

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(Please print name here)

A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Pacific Corporate Trust Company by fax (604) 689-8144, by mail or by hand at 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Any one of the joint holders of a share may sign a form of proxy in respect of the share but, if more than one of them is present at the meeting or represented by proxyholder, that one of them whose name appears first in the register of members in respect of the share, or that one's proxyholder, will alone be entitled to vote in respect thereof. Where the form of proxy is signed by a corporation either its corporate seal must be affixed or the form should be signed by the corporation under the hand of an officer or attorney duly authorized in writing, which authorization must accompany the form of proxy.

A shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder's behalf at the Meeting other than either of the nominees designated in this form of proxy, and may do so by inserting the name of that other person in the blank space provided for that purpose in this form of proxy or by completing another suitable form of proxy.

The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot, and where a choice with respect to a matter to be acted on is specified the shares will be voted on a ballot in accordance with that specification. Unless marked to the contrary below, this proxy confers discretionary authority with respect to matters, other than the election of directors and appointment of auditor, identified or referred to in the accompanying Notice of Annual General Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting. **In respect of a matter so identified or referred to for which no instruction is given, the nominees named in this proxy will vote shares represented thereby for the approval of such matter.**

Discretion Conferred

The undersigned hereby grants or withholds ☐ authority of the proxyholder to vote my shares on any amendment or variation of any matters defined in the Notice of Meeting or upon any new matter which properly comes before the meeting or any adjournment thereof.

SUPPLEMENTAL MAILING LIST

RETURN CARD

TO: **ALPHA GOLD CORP.**

The undersigned certifies that the undersigned is the owner of securities of **Alpha Gold Corp.** (the "Company") and requests that the undersigned be placed on the Company's Supplemental Mailing List in order to receive the Company's interim financial statements.

DATED: ________________, 2002.

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Signature

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Name - Please Print

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Address

____

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Postal Code

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Name and title of person signing if different from name above.

In accordance with National Instrument 54-102 "Interim Financial Statement and Report Exemption", both registered shareholders and non-registered (beneficial) shareholders may request annually that their names be added to an issuer's supplemental mailing list in order to receive certain interim financial statements. If you wish to receive such statements, please complete and return this form to the Company's registrar and transfer agent:

Pacific Corporate Trust Company
10th Floor
625 Howe Street
Vancouver, British Columbia, V6C 3B8

By providing an E-mail address, you will be deemed to be consenting to the electronic delivery to you at such E-mail address of the interim financial statements, if delivery by electronic means is allowed by applicable regulatory rules and policies.

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E-mail address (optional)